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Index to Financial Statements and Supplemental Schedule

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 0-14680

GENZYME SURGICAL PRODUCTS CORPORATION
SAVINGS AND INVESTMENT PLAN

(Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Surgical Products Corporation

Savings and Investment Plan

*
Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Genzyme Surgical Products Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Surgical Products Corporation Savings and Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 28, 2004

Genzyme Surgical Products Corporation

Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value:
Registered investment company and pooled separate accounts	$7,939,052	$14,462,319
Genzyme General Division Common Stock Fund	177,972	253,273
Participant loans	7,202	470,953

Total investments	8,124,226	15,186,545

Employer contribution receivable (Notes A and D)	—	1,249,186

Net assets available for benefits	$8,124,226	$16,435,731

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

2003
Additions:
Employer contributions (Note D)	$178,115
Interest and dividend income	140,020
Net appreciation	2,386,728

Total additions	2,704,863

Deductions:
Benefit payments and withdrawals	(11,005,119)
Administrative fees	(11,249)

Total deductions	(11,016,368)

Net decrease	(8,311,505)
Net assets beginning of year	16,435,731

Net assets end of year	$8,124,226

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation

Savings and Investment Plan

Notes to Financial Statements

A. Plan Description

        The following description of the Genzyme Surgical Products Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

        Deknatel, Inc., established the Deknatel Savings and Investment Plan, effective November 20, 1991, to provide a long-range program of systematic savings for eligible employees (the "Participants"). In April 1994, Deknatel acquired Snowden-Pencer, Inc. Subsequently, in September 1995, Deknatel, Inc. and Snowden-Pencer, Inc. merged and the surviving entity was named DSP Worldwide, Inc. ("DSP"). In July 1996, Genzyme Corporation ("Genzyme" or the "Company") acquired DSP, which it maintained as a wholly-owned subsidiary. In October 1997, DSP's name was changed to Genzyme Surgical Products Corporation. In 1999, the name of the Plan was changed from the Deknatel Savings and Investment Plan to the Genzyme Surgical Products Corporation Savings and Investment Plan. In January 2001, Genzyme Surgical Products Corporation, a wholly-owned subsidiary of Genzyme, was merged with and into Genzyme, and Genzyme became the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all full-time employees of the former DSP. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted, except for a corrective distribution made by Genzyme on August 14, 2003 (see Note D below), and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions.

        In June 2003, Genzyme sold the assets of its cardiac device business to Teleflex, Inc. Participants terminated as a result of the sale were no longer eligible to participate in the Plan and withdrew their available benefits, which resulted in a significant decline in the net assets of the Plan in 2003.

Plan Administration

        The Plan is administered by the Genzyme Benefit Plans Committee (the "Committee"), which represents Genzyme, the plan sponsor. The Committee was established on October 4, 2001 to replace its predecessor, the Genzyme Surgical Products Corporation Savings and Investment Plan Committee. The Committee consists of at least three persons who are appointed by Genzyme's Board of Directors (the "Genzyme Board"). The Committee has the authority to determine the eligibility of employees, interpret Plan provisions and make final decisions in disputes involving any Participant's interest in the Plan. The Committee also has responsibility for the general administration of the Plan.

        Effective October 4, 2001, the Compensation Committee of the Genzyme Board was authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan.

        Effective October 4, 2001, the Compensation Committee of the Genzyme Board approved the following:

  •
  the Genzyme Benefit Plans Committee was delegated the authority to determine and effectuate any and all provisions of the Plan necessary to comply with all applicable laws (including without limitation interpretations of such laws by appropriate governmental agencies) and contractual obligations of the Company.

  •
  the Genzyme Benefit Plans Committee was delegated the authority to approve and effectuate any amendments to the Plan permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Plan Amendments

        Effective January 1, 2003, the Committee amended the Plan to clarify how the hours of service provided by an employee will be credited and to reflect compliance with the requirements of Internal Revenue Service ("IRS") Revenue Procedure 2002-29 that amend certain distribution provisions of the Plan. Effective January 1, 2002, the Committee amended the Plan to reflect the certain provisions of EGTRRA, and as good faith compliance with the requirements of EGTRRA. Effective as of the date required by the Community Renewal Tax Relief Act of 2000 ("CRA 2000"), the Committee amended Article I of the Plan to bring it into compliance with the relevant provisions of CRA 2000 that specifically address the definition of compensation for all purposes of the Plan. Effective as of September 1, 2000, the Committee amended the Plan to correct a scrivener's error in paragraph (a)(4) of Article IX of the Plan related to distributions prior to normal retirement date.

        Participants should refer to the Summary Plan Description for a more complete description of these amendments.

Investment Options

        The following participant-directed investment options were available to Participants during 2003:

  •
  CIGNA Bank and Trust Company, FSB, f/k/a CG Trust Company ("CIGNA") Separate Accounts:

-	The Guaranteed Income Fund
-	The Fidelity Puritan Account(1);
-	The S&P 500 Index Fund;
-	The Templeton Foreign Account;
-	The Guaranteed Securities Separate Account;
-	The Janus Account;
-	The INVESCO Dynamics Account;
-	The Small Cap Value/Perkins Wolf McDonnell Fund;
-	The Small Cap Growth/Times Square Fund;
-	The INVESCO Small Company Growth Account;
-	The Lazard International Equity Account;
-	The Core Bond Fund;
-	The Large Cap Value Fund (sub-advised by Wellington Management);
-	The Mid Cap Value Fund (sub-advised by Wellington Management);
-	The Mid Cap Growth/Artisan Partners Fund;
  •
  The Putnam Voyager Fund;

  •
  The Fidelity Investments Puritan Fund(1); and

  •
  The Genzyme General Division Common Stock Fund(2).

  (1)
  Effective September 2, 2003, the CIGNA Fidelity Puritan Account was eliminated from the Plan and was replaced with the Fidelity Investments Puritan Fund. On September 2, 2003, any funds that remained in the CIGNA Fidelity Puritan Account were transferred to the Fidelity Investments Puritan Fund.

  (2)
  Effective May 27, 2004, Genzyme amended its charter to eliminate the separate designations of its series of common stock as Genzyme General Stock, Genzyme Biosurgery Division common stock and Genzyme Molecular Oncology Division common stock, and what was formerly Genzyme General Division Common Stock is now referred to simply as "Genzyme common stock." As a result, effective May 27, 2004, the Genzyme General Division Common Stock Fund is now referred to as the "Genzyme Common Stock Fund." At December 31, 2003, this fund is invested solely in shares of Genzyme common stock. Amounts contributed to the Genzyme Common Stock Fund could be invested in short-term investments pending the purchase of Genzyme common stock.

Employee Contributions

        Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants were accepted and no new Participants were allowed to enter the Plan. Effective December 31, 2000, Participants of the Plan were eligible to participate in the Genzyme Corporation 401(k) Plan.

        In 2002, the U.S. Department of Labor ("DOL") commenced an audit of the Plan for the plan year ending December 31, 2000, which was concluded in the first half of 2003. The audit revealed that there were four occasions where the salary deferral contributions had not been forwarded to the Plan within the time period prescribed by ERISA regulations. As a result, the DOL found that the employer and the Plan administrator violated ERISA Sec. 404(a)(1)(A)(i)(ii), (B), and 406(a)(1)(B) & (D). However, at its conclusion of the audit, the DOL issued a letter to the fiduciaries of the Plan, noting that the employer had restored all losses to the Plan as a result of the late contribution remittances and concluding that no further action was warranted.

Employer Contributions

        Effective December 30, 2000, no new employer matching contributions were made to the Plan. Prior to the Plan being frozen, Participants received an employer matching contribution equal to 100% of the elective contributions made to the Plan by the Participants to the extent that such elective contributions did not exceed 2% of the Participant's eligible compensation for the pay period, and 50% of the amount of elective contributions made to the Plan by the Participant to the extent such elective contributions exceeded 2% but did not exceed 6% of the Participant's eligible compensation for the pay period. Employer contributions were limited to the maximum amount that, together with employee contributions to the Plan for a plan year, was deductible under Sections 404(a)(3) and (a)(7) of the Code, or such other applicable federal income tax statutory provisions. Effective September 1, 2000, an annual true-up feature was added to the Plan which was effective through the date the Plan was frozen. The annual true-up was an adjustment to the employer matching contribution account made at year-end for Participants who were not otherwise able to maximize their employer matching contributions due to circumstances such as reaching the Code maximum prior to year-end, or changing their percentage contribution during the year. See Note D regarding a corrective employer contribution that was made during the year ended December 31, 2003.

Participant and Forfeited Accounts

        An individual account is maintained for each of the Plan's Participants to reflect the Participant's share of the Plan's investment income, the employer's contribution and the Participant's contribution. Investment income or loss is allocated based on the balances of Participant's individual accounts. Forfeitures are used to reduce future employer matching contributions. There were no forfeitures as of December 31, 2003 and December 31, 2002.

Vesting

        Any individual who was an employee of the Company on September 1, 2000 is 100% vested in all of his accounts under the Plan (including his employer matching contribution account).

Benefits and Withdrawals

        Benefits are distributable from the Plan upon the Participant's (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59 1/2, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant's election, may include some or all of the Participant's holdings of Genzyme common stock.

Loans to Participants

        Participants may obtain a loan from the Plan collateralized by one-half of the Participant's vested interest in the Plan. No loan may exceed the lesser of one-half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed. Loan transactions are treated as net interfund transfers to or from investment funds, from or to the Participant loan fund, as applicable. All loans must bear interest at the prime rate as posted in the monthly rates section of The Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The interest rates on loans outstanding as of December 31, 2003 and 2002 ranged between 4.0% and 13.5%. As repayments are made, both principal and interest are added back to the investment funds in which the Participant's account is invested.

        Effective September 1, 2000, a Participant may not obtain a loan unless the Committee approves the transaction as being in compliance with applicable legal requirements and the terms of the Plan. The Committee determines the interest rate applicable to each loan. A written repayment schedule specifies the date and payment amount necessary to amortize the loan. The specific loan repayment period for a loan used to purchase a principal residence is determined by the Committee.

        Prior to September 1, 2000, the maximum repayment period for a loan used to purchase a principal residence was specified as 25 years, and was required to be repaid before the Participant's normal retirement date.

        The Plan had Participant loans outstanding of $7,202 at December 31, 2003 and $470,953 at December 31, 2002. Outstanding Participant loans are classified as participant-directed investments on the accompanying statements of net assets available for plan benefits.

B. Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

        Units of participation in the CIGNA separate accounts are valued at net asset value as reported to the Plan by CIGNA, which is supposed to approximate fair value. Investments in mutual funds, such as the Putnam Voyager Fund and the Fidelity Investments Puritan Fund, are stated at fair value based on each fund's reported net asset value on the last business day of the year. The Genzyme General Division Common Stock Fund is stated at fair value, based upon quoted market prices in an active market on the last business day of the Plan year. Participant loans are valued at cost plus accrued interest, which is supposed to approximate market value.

        Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

        Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

        Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted, except for a corrective distribution made by Genzyme on August 13, 2003 (see Note D below), and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions. Benefits are recorded when paid.

Use of Estimates

        The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options, which invest in stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, changes in the values of investment securities can occur and those changes could materially affect Participant account balances, the amounts reported in the statement of net assets available for benefits, and the statement of changes in net assets available for benefits.

C. Investments

        The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2003	2002
S&P 500 Index Fund	$3,625,218	$6,245,119
Fidelity Investments Puritan Fund (1)	1,786,288	—
Fidelity Puritan Account (1)	—	3,350,198
Guaranteed Securities Separate Account	759,420	1,186,642
INVESCO Dynamics	489,629	—
Core Bond Fund	—	1,006,635
Guaranteed Income Fund	—	913,703

  (1)
  Effective September 2, 2003, the CIGNA Fidelity Puritan Account was eliminated from the Plan and was replaced with the Fidelity Investments Puritan Fund. On September 2, 2003, any funds that remained in the CIGNA Fidelity Puritan Account were transferred to the Fidelity Investments Puritan Fund.

        During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including interest and dividend income) by $2,526,748 as follows:

Net appreciation in fair value:
Pooled separate accounts	$2,105,137
Mutual funds	121,144
Genzyme General Division Common Stock Fund	160,447

Net appreciation in fair value	2,386,728
Investment income:
Pooled separate accounts	139,949
Mutual funds	21
Genzyme General Division Common Stock Fund	50

Investment income	140,020

Total investment income	$2,526,748

D. Qualification under the Internal Revenue Code

        The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated September 4, 2002. The Plan has been amended since receiving the determination letter.

        The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and EGTRRA. The Plan administrator and the Plan's tax counsel are not aware of any facts that would cause the Plan to fail.

        The Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

        On September 19, 2001, Genzyme requested from the IRS a compliance statement for the Plan under the Voluntary Correction of Operational Failures Standardized procedure of the Voluntary Correction Program. Genzyme determined that there had been an operational error in the administration of the Plan arising from a misinterpretation of the term used by the Plan to mean compensation on which contributions were based, resulting in the failure to include certain amounts in compensation of eligible employees for purposes of determining elective contributions and matching contributions to the Plan. The operational failure was a failure to include overtime and shift differential pay in the compensation of the Participants when calculating elective contributions and employer matching contributions to the Plan. The operational failure occurred from 1991 through August 2000.

        By letter dated May 8, 2003, the IRS issued a compliance statement describing the corrective action to be taken in this matter, including a corrective contribution (adjusted for earnings) to be made to the Plan by Genzyme on behalf of each affected Participant. On June 6, 2003, Genzyme signed the compliance statement and returned it to the IRS. Genzyme had one hundred and fifty days from a date to be specified by the IRS to complete corrective actions described in the compliance statement. On August 13, 2003, Genzyme made corrective contributions, adjusted for earnings, on behalf of each affected Participant totaling $1,427,301, of which $1,249,186 was included as a contribution receivable as of December 31, 2002. The corrective contributions were allocated by CIGNA to each affected Participant's investment account on August 14, 2003. The change in employer contributions in the statement of changes in net assets available for benefits reflects the true-up adjustment to the sum of all the corrective contributions to affected Participants, with earnings accrued through August 14, 2003.

E. Amendment or Termination of the Plan

        Genzyme reserves the right to terminate the Plan at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfer of assets or liabilities of the Plan may reduce the Participant's interest accrued to the date of the merger, consolidation, or transfer. Genzyme has stopped contributions. If the Plan is fully or partially terminated, the affected Participant's rights to benefits will remain fully vested if vested prior to such action.

F. Related Parties

        Certain investments are managed by CIGNA, the Custodian and Trustee of the Plan. As such, CIGNA is considered to be a party-in-interest to the Plan. Fees paid to CIGNA are deemed to be party-in-interest transactions. Fees paid by the Plan for the investment management and administrative services amounted to $11,249 for the year ended December 31, 2003. Participant loans are also considered party-in-interest transactions.

        During the year ended December 31, 2003, the Plan purchased units in the Genzyme General Division Common Stock Fund in the amount of $29,681, sold units in the Genzyme General Division

Common Stock Fund in the amount of $265,330, had net investment appreciation of $160,447 and an insignificant amount of investment income and administrative expenses related to the Genzyme General Division Common Stock Fund. The total value of the Plan's investment in the Genzyme General Division Common Stock Fund was $177,792 at December 31, 2003 and $253,273 at December 31, 2002.

G. Administrative Expenses

        Administrative expenses relating to the Plan are paid by Genzyme, the Plan sponsor.

H. Subsequent Event

        On April 1, 2004, Prudential Financial purchased CIGNA's retirement business. As of that date, Prudential Retirement acts as the administrative agent for Connecticut General Life Insurance Company providing all services CIGNA formerly provided to the Plan.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Schedule of Assets (Held at End of Year)
Form 5500—Schedule H, Part V, Item 4i
December 31, 2003

Identity of Issue	Description of Investment	Units/ Shares	Historical Cost	Fair or Contract Value
*CIGNA	Guaranteed Income Fund	2,107	**	$76,647
*CIGNA	S&P 500 Index Fund	57,920	**	3,625,218
*CIGNA	Templeton Foreign Account	3,266	**	52,839
*CIGNA	Guaranteed Securities Separate Account	53,809	**	759,420
*CIGNA	Janus Account	537	**	22,268
*CIGNA	INVESCO Dynamics Account	22,826	**	489,629
*CIGNA	Small Cap Value/Perkins Wolf McDonnell	4,633	**	94,248
*CIGNA	Small Cap Growth/Times Square Fund	4,796	**	82,465
*CIGNA	INVESCO Small Company Growth Account	4,626	**	123,008
*CIGNA	Lazard International Equity Account	5,739	**	96,157
*CIGNA	Core Bond Fund	28,789	**	392,890
*CIGNA	Large Cap Value Fund	8,308	**	85,648
*CIGNA	Mid Cap Value Fund	8,222	**	119,908
*CIGNA	Mid Cap Growth/Artisan Partners Fund	4,349	**	38,971
Putnam	Putnam Voyager Fund	5,896	**	93,448
Fidelity Investments	Fidelity Puritan Fund	96,713	**	1,786,288
*Genzyme General Division	Common Stock	3,611	**	177,972
*Participant Loan Fund	Loans with interest rates between 4.00% and 13.50% maturing through 2008		**	7,202

				$8,124,226

*
Denotes party-in-interest.

**
Participant-directed amounts are not required to be disclosed.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME SURGICAL PRODUCTS CORPORATION SAVINGS AND INVESTMENT PLAN
	By:	Genzyme Benefit Plans Committee
Date: June 28, 2004	By:	/s/ ZOLTAN A. CSIMMA Zoltan A. Csimma Senior Vice President, Human Resources of Genzyme Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP. Filed herewith.